SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securitites Exchange Act of 1934

Date of Report
(Date of earliest event reported): **August 9, 2001**

SUN INTERNATIONAL NORTH AMERICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4748**	**59-0763055**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

1415 E Sunrise Boulevard
Fort Lauderdale, Florida 33304
(Address of principal executive offices and Zip code)

(954) 713-2500
(Registrant's telephone number, including area code)

Item 5 - Other Events

On August 9, 2001, the registrant, along with its parent, Sun International Hotels Limited, announced that they have priced $200 million in aggregate principal amount of 8 7/8% senior subordinated unsecured notes due 2011.

The closing of the offering is expected to occur on or about August 14, 2001, and is subject to customary closing conditions. The Company expects to use the net proceeds of the offering to repay amounts outstanding under its revolving credit agreement.

The senior subordinated notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.

A copy of such press release is filed herewith as an Exhibit and is incorporated herein by reference.

Item 7(c) - Exhibits

The following exhibit is filed as part of this report:

     99. Press Release, dated August 9, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2001   **SUN INTERNATIONAL NORTH AMERICA, INC.**

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President-Finance

            Chief Financial Officer

Exhibit 99



Sun International

FROM: Sun International
          The Bahamas
          Contact: John Allison
          Tel: 242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL PRICES
$200 MILLION SENIOR SUBORDINATED NOTES DUE 2011

PARADISE ISLAND, The Bahamas, August 9, 2001 – Sun International Hotels Limited (NYSE: SIH) today announced that it and its wholly owned subsidiary, Sun International North America, Inc., have priced $200 million in aggregate principal amount of 8 7/8% senior subordinated unsecured notes due 2011.

The closing of the offering is expected to occur on or about August 14, 2001, and is subject to customary closing conditions. The Company expects to use the net proceeds of the offering to repay amounts outstanding under its revolving credit agreement.

The senior subordinated notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.

Certain statements and information included in this news release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements.